UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
18 November 2015

Lincoln Wallen appointed to Pearson board of directors

Pearson today announces the appointment of Lincoln Wallen as an independent non-executive director, effective from January 1st 2016.

Lincoln is Chief Technology Officer for DreamWorks Animation, the global family entertainment company, a position he has held since 2012, having joined the company as Head of Research and Development in 2008.

Prior to DreamWorks Animation, Lincoln served for four years as Chief Technology Officer for the mobile business of Electronic Arts, Inc., a leading interactive entertainment software company. He has also held senior positions at Criterion Software, MathEngine plc and the Smith Institute for Industrial Mathematics & System Engineering.

Lincoln was formerly a lecturer and reader in computation at the University of Oxford for 10 years. He also held the British Petroleum Venture Research Fellowship at the University of Texas at Austin. He has a degree in Maths and Physics from Durham University, a PhD in Artificial Intelligence and an honorary doctorate from the University of Edinburgh.

Pearson chairman Glen Moreno said:

"Lincoln is a renowned leader in his field who brings with him huge levels of expertise and experience. His appointment further strengthens our digital and technology capabilities.

"Like thousands of Pearson employees across the globe, Lincoln has a background in education and teaching. He is passionate about how technology can improve educational outcomes, and will no doubt become a major asset for Pearson."

Lincoln Wallen said:

"Technology has fundamentally revolutionized the animation and gaming industries, like many others, but education has yet to harness its full potential. I am a strong believer in the power of education, and I am looking forward to helping Pearson to grow our impact and improve educational outcomes"

ENDS

1. Further biographical details:

Lincoln Wallen has served on the advisory board of Hewlett-Packard since 2011, as well as on the board of the National Academy Foundation's STEM initiative - the not for profit focused on education and the economy. He has also previously sat on the boards of Clique Intelligence and MathEngine plc.

Lincoln is a recipient of InfoWorld's 2012 "Technology Leadership Awards," an annual award honouring senior executives who have demonstrated creative, effective leadership in inventing, managing, or deploying technology within their organizations or in the IT community. Under his leadership, DreamWorks Animation has also been named one of the 50 Most Innovative Companies list in MIT's Technology Review.

2. Details of the full Pearson board of directors can be found at https://www.pearson.com/about-us/board-of-directors.html.

3. Pearson, the world's leading learning company, has 40,000 employees in more than 70 countries, working to help people make progress in their lives through learning. For more information visit www.pearson.com.

More information:
+ 44 (0)20 7010 2310

Investors: Simon Mays-Smith / Tom Waldron
Press: Brendan O'Grady / Tom Steiner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  18 November 2015

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary